EMPLOYMENT AGREEMENT

(Robert P. Gannon)

This Employment Agreement (this "Agreement") is entered into as of July 2, 2002, by and between Touch America Holdings, Inc., a Delaware corporation (the "Company"), and Robert P. Gannon, an individual resident of the State of Montana ("Executive"). The Company and Executive agree as follows:

1. **Employment**. The Company hereby employs Executive, and Executive accepts such employment and agrees to perform services for the Company (and any affiliate of the Company), upon the terms and conditions set forth in this Agreement.

2. **Positions and Duties**. Subject to the provisions of Section 10 of this Agreement, during Executive's employment hereunder, he shall serve as the Company's Chief Executive Officer, and shall perform such employment duties as are customarily required of and given to a Chief Executive Officer and such other duties and responsibilities as the Board of Directors of the Company (the "Board of Directors") shall assign to him from time to time. Executive shall report directly to the Board of Directors. In addition, during the term of this Agreement, Executive agrees to continue to serve as a member and Chairman of the Board of Directors. Executive shall receive no additional compensation for serving on the Board of Directors. The parties acknowledge that Executive currently holds both the titles of Chairman of the Board of Directors and Chief Executive Officer. Upon termination of Executive's employment, for whatever reason, Executive agrees to resign immediately from the Board of Directors, if requested by the Company.

Executive agrees to serve the Company faithfully and to the best of his ability and to devote substantially his full time, attention and efforts to the business and affairs of the Company during the term of his employment. Executive agrees that, during the term of this Agreement, he will not render or perform any services for any other corporation, firm, entity or person which are inconsistent with the provisions of this Agreement or which would otherwise impair Executive's ability to perform his duties hereunder, except that Executive shall be entitled to be engaged in the following activities (and shall be entitled to retain any and all the economic benefits thereof including fees paid in connection therewith): (i) with express authorization of the Board of Directors, serve on for profit corporations' or businesses' boards or committees which corporations or businesses are not in competition with the business of the Company; (ii) serve on civic, religious, educational and/or charitable boards or committees; (iii) deliver lectures, fulfill speaking engagements or teach on a part-time basis at educational institutions; and (iv) make investments in businesses or enterprises and manage his personal investments; provided, however, that Executive may not engage in any of the activities described in (i) – (iv) above to the extent such activities do not comply with the Company's Code of Business Conduct applicable to employees of the Company and its subsidiaries. The Company acknowledges that it has, under the terms and conditions set forth in this paragraph, approved Executive to serve as a director of Infrastrux Group, Inc. and Riverstone Holdings, LLC, both of which are for profit corporations.

3. **Term**. Unless terminated at an earlier date in accordance with Section 5 of this Agreement, the term of this Agreement shall be effective as of April 1, 2002 and continue until April 1, 2005 (the "Term").

4. **Compensation**. As compensation for all services to be rendered by Executive under this Agreement, the Company shall pay to Executive the following:

4.01 **Base Salary**. The Company shall pay to Executive an annual base salary of $515,000, beginning as of the effective date of this Agreement, less legally required deductions and authorized withholdings, payable in periodic installments in accordance with the standard payroll practices of the Company in effect from time to time. Executive shall be eligible for annual salary increases which shall be determined by the Board of Directors in its sole discretion, provided that the base salary may not be reduced at any time. The Board of Directors, or an appropriate committee thereof, shall review Executive's annual base salary at such time as it reviews annual base salary of the other senior executives of the Company.

4.02 **Annual Incentive Bonus**. In addition to the annual base salary provided in Section 4.01, Executive shall be eligible to participate in an annual bonus program consistent with that in place for other senior executives of the Company pursuant to which Executive's annual target bonus shall be equal to 100% of his then annual base salary (the "Annual Incentive Bonus"). The award of any Annual Incentive Bonus to Executive shall be approved by the Board of Directors, or an appropriate committee thereof, in accordance with the practice of the Board of Directors relating to the incentive compensation program of the Company. The Annual Incentive Bonus shall be paid to Executive, less legally required deductions and authorized withholdings, in the same form and manner and at or around the same time as such annual bonus payments are made to other senior executives of the Company.

4.03 **Stock Options**. Executive shall receive a grant of 400,000 non-qualified stock options pursuant to the Company's stock option plan upon execution of this Agreement in accordance with the terms and conditions of a stock option agreement to be entered into between the Company and Executive. In addition, Executive shall receive an additional grant of 350,000 non-qualified stock options pursuant to the Company's stock option plan on the date which is one year from the date of this Agreement (or such later date in the event the Company does not then have a sufficient number of shares of its common stock available for issuance pursuant to stock options under its stock option plans) in accordance with the terms and conditions of a stock option agreement to be entered into between the Company and Executive at that time. A summary of the principal terms of the stock option agreements are included as Exhibit A to this Agreement, which terms shall be superceded in all respects upon execution of the stock option agreements by Executive and the Company.

4.04 **Participation in Benefit Plans**. Executive shall be entitled to participate in all employee benefit plans or programs of the Company to the extent that his position, title, tenure, salary, health, and other qualifications make him eligible to participate. Executive's participation in any such plan or program shall be subject to the provisions, rules, and regulations applicable thereto, as the same may be amended from time to time. The Company does not guarantee the adoption or continuance of any particular employee benefit plan or program, and nothing in this Agreement is intended to, or shall in any way restrict the right of the Company to, amend, modify or terminate any of its benefit plans or programs during the term of Executive's employment.

4.05   **Retirement**. Except as otherwise provided in this Agreement, if Executive fulfills the terms and conditions of this Agreement throughout the Term, and thereafter retires from the Company, he will be deemed, for purposes of the Company's Benefit Restoration Plan, to have attained 30 years of service for the Company and to be 62 years of age. The parties agree that the intent of this Section 4.05 is to deliver to Executive a lump sum or periodic payment equivalent to what Executive would have received if he had worked until age 62 and attained 30 years of continuous service with the Company. The Company's obligation under this Section 4.05 may be satisfied by periodic payments or by the payment of a lump sum amount in an amount sufficient to satisfy the purpose of this Section on a net present value basis, as determined in the sole discretion of the Board of Directors and in accordance with the terms and conditions of the Benefit Restoration Plan.

4.06   **Expenses**. The Company shall pay or reimburse Executive for all reasonable and necessary out-of-pocket expenses incurred by him in the performance of his duties under this Agreement, subject to Executive's timely submission of acceptable documentation of such expenses in accordance with the Company's normal policies for expense verification.

5.   **Termination**.

5.01   **Termination Due to Executive's Death or Disability**. Executive's employment pursuant to this Agreement shall terminate automatically prior to the expiration of the Term upon Executive's death or Disability (as hereinafter defined). For purposes of this Section, "Disability" shall mean a physical or mental impairment of Executive which results in Executive's inability to perform one or more of the essential functions of Executive's position, for a period of 120 days during any 12 consecutive month period, with or without reasonable accommodation, provided Executive has exhausted Executive's entitlement to any applicable leave, if Executive desires to take such leave and satisfies all eligibility requirements for such leave.

In the event that Executive's employment terminates due to Executive's death or Disability, Executive or Executive's estate shall be entitled to receive, in addition to any life insurance or Disability payment, the following:

(i)   Executive's base salary (at the rate then in effect at the time of such termination) he had earned through the date of Executive's death or Disability;

(ii)   an additional amount equal to six months of his then base salary;

(iii)   an amount representing any Annual Incentive Bonus, otherwise payable with respect to the year in which Executive's employment is terminated, determined by multiplying the Annual Incentive Bonus by a fraction the numerator of which is the number of days elapsed in such year as of the termination date and the denominator of which is 365 (the "Earned Annual Bonus);

       (iv)   any deferred compensation (including, without limitation, interest or other credits in the deferred amounts) and any accrued vacation pay, provided that any deferred compensation shall be paid in accordance with the terms and conditions of the specific plans or policies of the Company;

       (v)   any other compensation and benefits as may be payable in accordance with the terms and conditions of any applicable plans or programs of the Company; and

       (vi)   the benefits payable to Executive under Section 4.05 of this Agreement as if Executive had met the conditions of that section.

       5.02   **Termination by the Company for Cause**. Executive's employment pursuant to this Agreement shall terminate prior to the expiration of the Term in the event that the Board of Directors shall reasonably determine that there is "Cause" to terminate Executive's employment, which shall be defined as any of the following:

       (i)   Executive's material breach of this Agreement;

       (ii)   Executive's conviction, or the entry of a plea of guilty or nolo contendere by Executive, of any crime involving moral turpitude or any felony;

       (iii)   any act or acts of Executive constituting willful misconduct in connection with his employment with the Company;

       (iv)   Executive's breach of any fiduciary duty to the Company during the term of this Agreement;

       (v)   Executive's failure to make reasonable efforts to carry out any reasonable directive of the Board of Directors;

       (vi)   Executive's embezzlement of funds of the Company; or

       (vii)   any failure by Executive to comply with the material provisions of the Company's Code of Business Conduct, or the material provisions of the policies of the Company.

       With respect to any of the matters set forth in Section 5.02(i), (iv), (v) and (vii), prior to any termination of Executive's employment, the Board of Directors shall give Executive written notification of the breach, and Executive shall be given a reasonable opportunity to cure the breach for a period of no more than 20 days. In the event of a termination for Cause under this Section 5.02, Executive shall not be entitled to receive any further compensation under the provisions of this Agreement, with the exception of his base salary earned up to the date of termination.

5.03 **Termination by the Company without Cause**. The Company may terminate Executive's employment at any time prior to the expiration of the Term for any reason, and without notice.

In the event of termination without Cause under this Section 5.03, the Company will pay to and Executive shall be entitled to receive the following:

(i)   the lesser of 24 months of Executive's base salary (at the rate then in effect at the time of such termination) or his base salary for the remainder of the Term;

(ii)   the Earned Annual Bonus, if any;

(iii)   any deferred compensation (including, without limitation, interest or other credits in the deferred amounts) and any accrued vacation pay, provided that any deferred compensation shall be paid in accordance with the terms and conditions of the specific plans or policies of the Company;

(iv)   continuation until Executive attains age 62 of the medical, dental, vision and life insurance benefits of Executive generally provided to senior executives of the Company (or the Company shall provide the economic equivalent thereof); provided, however, that if Executive obtains new employment and such employment makes Executive eligible for health and welfare benefits, then the Company shall have no further obligations to provide such benefits to Executive, except for those benefits that Executive continues to be legally and contractually eligible to receive in accordance with the Company's benefit plans or programs; and

(v)   the benefits payable to Executive under Section 4.05 of this Agreement as if Executive had met the conditions of that section.

Executive shall only be entitled to the compensation contemplated by this Section 5.03 if Executive signs a general release of claims in a form acceptable to the Company. If Executive does not sign such a general release of claims, Executive shall not be entitled to receive any further compensation under the provisions of this Agreement after the date of termination. Any payment made under this Section 5.03 will be paid according to the Company's normal payroll schedule and policies (including, without limitation, payment in periodic installments).

5.04 **Termination by Executive**.

5.04.1 **Termination by Executive other than for Good Reason**. In addition to termination by Executive under Section 5.04.2 of this Agreement, Executive may terminate his employment at any time during the term of this Agreement by giving 90 days' written notice thereof to the Board of Directors. In the event of termination by Executive under this Section 5.04.1, the Company may at its option elect to have Executive cease to provide services immediately, provided that during such 90-day notice period Executive shall only be entitled to continue to receive his base salary pursuant to Section 4.01. Executive shall not be entitled to receive any further compensation under the provisions of this Agreement, with the exception of his base salary earned prior to the date of termination of his employment.

5.04.2 **Termination by Executive for Good Reason**. At any time prior to a "Change in Control" (as defined below) of the Company, Executive may terminate his employment by giving 30 days' written notice thereof to the Board of Directors following the occurrence of a material breach of this Agreement by the Company, provided the Company shall have a reasonable time, not to exceed 20 days in any event, after the receipt of such notice in which to cure the breach specified in such notice. At any time following a Change in Control of the Company, Executive may terminate his employment by giving 30 days' written notice thereof to the Board of Directors following the occurrence of any of the following events (without Executive's prior written consent), provided that the Company shall have a reasonable time, not to exceed 20 days in any event, after the receipt of such notice in which to cure the conduct or cause specified in such notice: (a) a material reduction in Executive's positions, duties and responsibilities with the Company from those in effect immediately prior to the Change in Control; provided the election of a new Chief Executive Officer or Chairman of the Board of Directors, as provided in Section 10 of this Agreement, shall not be considered a material reduction for purposes of this subsection (a); (b) the reduction by the Company in Executive's rate of annual base salary as in effect immediately prior to the Change in Control; (c) a material reduction in the benefits or vacation time which had theretofore been provided to Executive other than as a part of an overall program applied uniformly and with equitable effect to all members of the senior management of the Company; (d) the relocation of the office or place where Executive normally reports for work to a location more than fifty (50) miles distant from the location where Executive normally reported for work immediately prior to the Change in Control; or (e) the failure by the Company to obtain a satisfactory agreement from any successor to assume and agree to perform the Company's obligations under this Agreement.

In the event of termination for Good Reason under this Section 5.04.2 or by Executive pursuant to Section 10 of this Agreement, the Company shall pay to and Executive shall be entitled to receive the same compensation and benefits as if Executive had been terminated without Cause under Section 5.03 of this Agreement. Executive shall only be entitled to such compensation and benefits if Executive signs a general release of claims in a form acceptable to the Company. If Executive does not sign such a general release of claims, Executive shall not be entitled to receive any further compensation under the provisions of this Agreement after the date of termination. Any payment made under this Section 5.04.2 will be paid according to the Company's normal payroll schedule and policies (including, without limitation, payment in periodic installments).

5.04.3 **Definitions**. For purposes of this Agreement:

(i)   "Change in Control" means and shall be deemed to occur if:

(A)   there occurs a reorganization, merger or consolidation of the Company, other than a reorganization, merger or consolidation with respect to which all or substantially all of the individuals and entities who were "beneficial owners" (as defined in Rule 13d-3 under the

Securities Exchange Act of 1934, as amended (the "Exchange Act"), immediately prior to such reorganization, merger or consolidation, of the combined voting power of the Company's then outstanding securities beneficially own, directly or indirectly, immediately after any such reorganization, merger or consolidation, more than 50% of the combined voting power of the securities of the corporation resulting from such reorganization, merger or consolidation in substantially the same proportions as their respective ownership, immediately prior to any such reorganization, merger or consolidation, of the combined voting power of the Company's securities;

(B)   there occurs the sale, exchange, transfer or other disposition of shares of stock of the Company (or shares of the stock of any "Person" (as defined below) that is a stockholder of the Company) in one or more transactions, related or unrelated, to one or more Persons if, as a result of such transactions, any Person is or becomes the beneficial owner directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person(s) any securities acquired directly from the Company) representing more than 50% of the combined voting power of the then outstanding stock of the Company;

(C)   the individuals who, as of the date of this Agreement, constitute the Board of Directors (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board of Directors; provided, however, that if either the election of any new director or the nomination for election of any new director by the Company's stockholders was approved by a vote of at least a majority of the Incumbent Board, such new director shall be considered as a member of the Incumbent Board; provided, further, however, that no individual shall be considered a member of the Incumbent Board if such individual initially assumed office as a result of an actual or threatened election contest or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Incumbent Board including by reason of any agreement intended to avoid or settle any election or proxy contest; or

(D)   there occurs the sale of all or substantially all the assets of the Company other than a sale in which all or substantially all of the individuals and entities who were beneficial owners immediately prior to such sale, of the combined voting power of the Company's then outstanding securities beneficially own, directly or indirectly, immediately after any such sale, more than 50% of the combined voting power of the Company's then outstanding securities after such sale.

Notwithstanding the foregoing, a Change in Control shall not include any event, circumstance or transaction which results from the action of any Person or group of Persons which includes, is directly affiliated with or is wholly or partly controlled by one or more executive officers of the Company and in which Executive actively participates.

(ii)   "Person" shall mean and include any individual, corporation, partnership, group, association or other "person," as such term is used in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, other than (a) the Company, or any subsidiary of the Company, (b) any trustee or other fiduciary holding securities under any employee benefit plan(s) sponsored by the Company or any such subsidiary, (c) an underwriter temporarily holding securities pursuant to an offering of such securities, or (d) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same character and proportions as their ownership of stock of the Company.

5.05 **Effect of Termination**.

5.05.1 **Survival of Provisions**. Notwithstanding the expiration of this Agreement under Section 3, or any termination of Executive's employment with the Company pursuant to this Section 5, Executive, in consideration of Executive's employment hereunder to the date of such termination or expiration, shall remain bound by the provisions of this Agreement which specifically relate to periods, activities or obligations upon or subsequent to the termination of Executive's employment, including, but not limited to, the provisions of Sections 6, 7, 8 and 9.

5.05.2 **Termination Due to Expiration of the Agreement**. In the event that Executive's employment terminates due to the expiration of this Agreement, Executive shall not be entitled to any further compensation under the provisions of this Agreement, except as follows: (a) Executive shall be entitled to the base salary he has earned through the date of expiration of this Agreement; and (b) for the year in which the expiration of this Agreement occurs, the Company may, in its discretion, pay Executive a prorated amount related to any Annual Incentive Bonus he may have been eligible to receive in that year.

5.05.3 **Payment**. Except as otherwise provided in this Agreement, any payments to which Executive shall be entitled, including, without limitation, any economic equivalent of any benefit, shall be made as promptly as possible following the date of termination in accordance with the terms of this Agreement. If the amount of any payment due to Executive cannot be finally determined within 90 days after the date of termination, such amount shall be estimated on a good faith basis by the Company and the estimated amount shall be paid no later than 90 days after such date of termination. As soon as practicable thereafter, the final determination of the amount due shall be made and any adjustment requiring a payment to or from Executive shall be made.

6. **Return of Proprietary Property**. Executive agrees that all property in Executive's possession or Executive's control and belonging to the Company, including without limitation all documents, reports, manuals, memoranda, customer lists, computer equipment, credit cards, keys, access cards, and all other property relating in any way to the business of the Company are the exclusive property of the Company, even if Executive authored, created, or assisted in authoring or creating such property. Executive shall return to the Company all such documents and property which are in Executive's possession or under Executive's control immediately upon termination of employment or at such earlier time as the Company may request.

7. **Restrictive Covenants**.

7.01 **Noncompetition**. In consideration of Executive's employment hereunder, Executive agrees that, during the "Restricted Period" (as hereinafter defined), Executive shall not, directly or indirectly, engage in any business activities that are competitive with the business of the Company, i.e. in any business that involves the telecommunications business, in any manner or capacity (e.g., as an advisor, principal, agent, partner, officer, director, shareholder, employee, member of any association or otherwise) within any market that the Company operates during the Restricted Period or has plans to enter at the time of the termination of Executive's employment. As used herein, "Restricted Period" shall mean the period between the date hereof and 12 months after the termination of Executive's employment with the Company (for whatever reason, and whether such termination is occasioned by Executive or the Company). Notwithstanding the foregoing, ownership by Executive as a passive investment of less than 1% of the outstanding shares of capital stock of any publicly traded corporation shall not constitute a breach of this Section 7.01.

7.02   **Non-solicitation; Non-interference**. During the Restricted Period, Executive shall not (a) induce or attempt to induce any employee of the Company to leave the employ of the Company, or in any way interfere adversely with the relationship between any such employee and the Company; (b) induce or attempt to induce any employee of the Company to work for, render services to, provide advice to, or supply confidential business information or trade secrets of the Company to, any third person, firm or corporation; (c) employ, or otherwise pay for services rendered by, any individual who has been an employee of the Company at any time during the nine months preceding such employment or other engagement by Executive in any business enterprise with which Executive may be associated, connected or affiliated; or (d) induce or attempt to induce any customer, supplier, licensee, licensor or other business relation of the Company to cease doing business with the Company or in any way interfere with the relationship between any such customer, supplier, licensee, licensor or other business relation and the Company.

7.03   **Indirect Competition or Solicitation**. Executive agrees that, during the Restricted Period, Executive will not, directly or indirectly, assist, solicit or encourage any other person in carrying out, directly or indirectly, any activity that would be prohibited by the provisions of this Section 7 if such activity were carried out by Executive, either directly or indirectly.

7.04   **Notification of Employment**. If at any time during the Restricted Period Executive accepts new employment or becomes affiliated with a third party, Executive shall immediately notify the Company of the identity and business of the new employer or affiliation. Without limiting the foregoing, Executive's obligation to give notice under this Section 7.04 shall apply to any business ventures in which Executive proposes to engage even if not with a third-party employer (such as, without limitation, a joint venture, partnership or sole proprietorship). Executive hereby consents to the Company's notification to any such new employer or business venture of the terms of this Agreement.

7.05   **Mutual Non-disparagement**. During the Restricted Period, Executive agrees not to make any statements, whether written or oral, or engage in any activity which is detrimental to the name and/or reputation of the Company, nor make any disparaging comments concerning the Company, including without limitation its products, plans, operations or its officers, directors, employees or stockholders. The Company agrees that, during the Restricted Period, neither the

Board of Directors nor any individual member thereof, or any Company officer, shall make any disparaging comments, whether written or oral, concerning Executive, to any third party.

8. **Confidential Information**. Except as permitted or directed by the Board of Directors, during the time Executive is employed by the Company or at any time thereafter, Executive shall not divulge, furnish, or make accessible to anyone or use in any way (other than in the ordinary course of the business of the Company) any confidential information of the Company, whether developed by himself or by others. Such confidential information encompassed by this Section 8 includes, but is not limited to, the Company's customer and supplier lists, business plans, and financial, marketing, and personnel information. Executive agrees to refrain from any acts or omissions that would reduce the value of any confidential information to the Company, both during his employment hereunder and at any time after the termination of his employment. Executive's obligations of confidentiality under this Section 8 shall not apply to any information that is now published publicly or that subsequently becomes publicly known, other than as a direct or indirect result of the breach of this Agreement by Executive.

9. **Intellectual Property and Related Matters**. Executive agrees to promptly disclose in writing to the Company complete information concerning each and every invention, discovery, improvement, device, design, process, or product made, developed, perfected, devised, conceived or first reduced to practice by Executive, either solely or in collaboration with others, during Executive's term of employment by the Company, or within six months thereafter, relating to the business, products, practices or techniques of the Company (hereinafter referred to as "Developments"). Executive, to the extent that Executive has the legal right to do so, hereby acknowledges that any and all of said Developments are the property of the Company and hereby assigns and agrees to assign to the Company any and all of Executive's right, title and interest in and to any and all of such Developments.

10. **Succession**. The Board of Directors acknowledges that Executive has informed it that he would like to retire upon expiration of the Term. Executive acknowledges that it is in the best interest of the Company for the Board of Directors to have Executive's successor chosen and in place prior to the expiration of the Term and Executive's retirement. The Company and Executive mutually agree that at any time after December 31, 2003, the Company may appoint a successor Chief Executive Officer and/or Chairman of the Board of Directors and such appointment shall not constitute a breach by the Company of any of its obligations to Executive under this Agreement and shall give Executive no right to terminate this Agreement except as provided in Section 5.04.1 of this Agreement. Notwithstanding the foregoing, if the Company shall appoint a successor Chief Executive Officer and/or Chairman of the Board prior to January 1, 2004, Executive shall have the right to terminate his employment with the Company by giving 30 days' written notice thereof to the Board of Directors. If Executive terminates his employment pursuant to this Section 10 because a successor Chief Executive Officer and/or Chairman of the Board of Directors has been appointed prior to January 1, 2004, he shall be entitled to receive the same compensation and benefits as if he had terminated his employment for Good Reason under Section 5.04.2 of this Agreement.

If a successor (whether then a current employee of the Company or its subsidiaries or not) to Executive as Chief Executive Officer of Company is identified by Executive and approved by the Board of Directors by December 31, 2003, Executive shall be entitled to receive (i) a cash payment of $100,000, less legally required deductions and authorized withholdings, and (ii) a two-year consulting agreement with Company commencing as of the expiration of the Term. The consulting agreement shall provide, among other things, that (i) Executive receive a consulting payment of $100,000 per year, less legally required deductions, and (ii) Executive's obligations under Sections 7, 8 and 9 of this Agreement shall continue in effect throughout the term of the consulting agreement.

11. **Tax Consequences; Withholding**. Executive acknowledges and agrees that the Company has made no representations or warranties with respect to the tax consequences of any of the payments provided by the Company to Executive under the terms of this Agreement, and that Executive is solely responsible for his compliance with any and all laws applicable to such payments. The Company may take such action as it deems appropriate to insure that all applicable federal, state, city and other payroll, withholding, income or other taxes ("Taxes") arising from any compensation, benefits or any other payments made pursuant to this Agreement, are withheld or collected from Executive.

12. **Assignment**. The rights and obligations of the Company under this Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of the Company. Executive may not assign this Agreement or any rights hereunder. Any purported or attempted assignment or transfer by Executive of this Agreement or any of Executive's duties, responsibilities, or obligations hereunder shall be void.

13. **Notices**. For purposes of this Agreement, notices provided in this Agreement shall be in writing and shall be deemed to have been given when personally served or mailed by United States registered or certified mail, return receipt requested, postage prepaid, or sent via a recognized overnight courier, to the last known residence address of Executive or, in the case of the Company, to its principal office to the attention of the Board of Directors, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

14. **Governing Law, Construction and Severability**. This Agreement is made under and shall be governed by and construed in accordance with the laws of the State of Montana, without regard to principles of conflicts of laws. In the event any provision of this Agreement (or portion thereof) shall be held illegal or invalid for any reason, said illegality or invalidity will not in any way affect the legality or validity of any other provision (or portion thereof) of this Agreement. To the extent any provision (or portion thereof) of this Agreement shall be determined to be invalid or unenforceable in any jurisdiction, such provision (or portion thereof) shall be deemed to be deleted from this Agreement as to such jurisdiction only, and the validity and enforceability of the remainder of such provision and of this Agreement shall be unaffected. In furtherance of and not in limitation of the foregoing, Executive expressly agrees that, should the duration of or geographical extent of, or business activities covered by, any provision of this Agreement be in excess of that which is valid or enforceable under applicable law in a given jurisdiction, then such provision, as to such jurisdiction only, shall be construed to cover only that duration, extent or activities that may validly or enforceably be covered. Executive acknowledges the uncertainty of the law in this respect and expressly stipulates that this Agreement shall be construed in a manner that renders its provisions valid and enforceable

to the maximum extent (not exceeding its express terms) possible under applicable law in each applicable jurisdiction. Nothing in the Section 14 is intended to grant to the Company the right to invalidate this Agreement under Montana Code Annotated Section 28-2-722.

15. **Company Remedies**. Executive acknowledges that the remedy at law for any breach of any of the provisions of Sections 7, 8 or 9 will be inadequate, and that the Company shall be entitled, in addition to any remedy at law or in equity, to preliminary and permanent injunctive relief and specific performance.

16. **Entire Agreement**. This Agreement and the other agreements referenced herein set forth the entire agreement between the Company and Executive with respect to his employment by the Company and there are no undertakings, covenants, or commitments other than as set forth herein. This Agreement may not be altered or amended, except by a writing executed by the party against whom such alteration or amendment is to be enforced. This Agreement supersedes, terminates, replaces, and supplants any and all prior understandings or agreements between the parties relating in any way to the hiring or employment of Executive by the Company and the subjects covered in this Agreement.

17. **Waivers.** No failure on the part of either party to exercise, and no delay in exercising, any right or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right or remedy hereunder preclude any other or further exercise thereof, or the exercise of any other right or remedy granted hereby or by any related document or by law. No single or partial waiver of rights or remedies hereunder, nor any course of conduct of the parties, shall be construed as a waiver of rights or remedies by either party (other than as expressly and specifically waived).

18. **Arbitration.** Subject to the provisions of Section 15, any dispute arising out of or relating to this Agreement or the alleged breach of it, or the making of this Agreement, including claims of fraud in the inducement, or any dispute arising from or related in any way to Executive's employment, including any statutory or tort claims, shall be discussed between the disputing parties in a good faith effort to arrive at a mutual settlement of any such controversy. If such dispute cannot be resolved, such dispute shall be settled by binding arbitration, subject to the provisions of Section 15. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The arbitrator shall be a retired state or federal judge or an attorney who has practiced business or employment law for at least 10 years. If the parties cannot agree on an arbitrator within 60 days of the date either party demands arbitration, either party may request that the State District Court in Butte-Silver Bow County, Montana, select an arbitrator within 30 days of the request. Arbitration will be conducted pursuant to the provisions of this Agreement and the Montana Uniform Arbitration Act. The arbitrator shall have the authority to award to the prevailing party any remedy or relief that a court of the State of Montana could order or grant, including costs and attorneys' fees. The costs of the arbitrator and any arbitration fees shall be shared equally by the parties. Unless otherwise agreed by the parties, the place of any arbitration proceedings shall be Butte, Montana.

IN WITNESS WHEREOF, the parties have signed this Agreement.

TOUCH AMERICA HOLDINGS, INC.

By_____
Its_____

ROBERT P. GANNON

_____
Robert P. Gannon

Exhibit A

The principal terms of the stock option grants to be made by the Company to Executive as contemplated by Section 4.03 of the Agreement are:

1.   a ten-year term commencing as of the respective dates of grant (the "Option Terms").

2.   a per-share exercise price equal to the fair market value (as defined in the Company's stock option plan) of the Common Stock on the respective dates of grant.

3.   Subject to paragraph 4 below and so long as Executive remains an employee of the Company (a) the options granted as of the date of the Agreement shall vest as follows: (i) 25% as of the date which is one year from the date of grant; (ii) 25% as of the date which is two years from the date of grant; and (iii) 50% at the end of the term of the Agreement and (b) the options granted on the first anniversary of the date of the Agreement shall vest as follows: (i) 50% as of the date which is one year from the date of grant and (ii) 50% at the end of the term of the Agreement.

4.   Notwithstanding paragraph 3 above, the Options that have then been granted shall become fully vested if (i) Executive's employment with the Company (or any successor company or affiliated entity with which Executive is then employed) is terminated by the Company or such other employer without Cause (as defined in the Agreement), (ii) Executive's employment with the Company (or any successor company or affiliated entity with which Executive is then employed) is terminated by Executive for Good Reason (as defined in the Agreement) or (iii) upon Executive's death or Disability (as defined in the Agreement).

5.   The vested portion of the Options will be exercisable in whole or in part at any time prior to the termination of the respective Option Terms, except that if Executive dies or becomes disabled, the vested portion or the Options will be exercisable in whole or part at any time prior to the date which is 3 years from such death or disability, but in no event beyond the respective Option Terms.

6.   The Options will terminate at the first to occur of the following: (i) 5:00 p.m. on the tenth anniversary of the respective grants or (ii) immediately if Executive's employment with the Company has been terminated for Cause.

7.   An Option may be exercised only by Executive or, in the event of the legal disability or death of Executive, by Executive's legal guardian, personal representative or heir throughout the remainder of the respective Option Terms.

8.   Violation of the non-compete covenant contained in the Agreement would result in forfeiture of the Options, whether vested or unvested.